

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

July 8th, 2005





SUPPL

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.


wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between June 7th and July 7th 2005 (inclusive)

   Notifiable changes in shareholdings (Section 198 notifications)
   Notice of date of announcement of interim results

2. Documents filed with Registrar of Companies for Scotland

   Returns of allotments of shares (Forms 88(2))
   Consolidated financial statements for the year ended 31 December 2004



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

July 8th, 2005

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between June 7th and July 7th 2005 (inclusive)

   Notifiable changes in shareholdings (Section 198 notifications)
   Notice of date of announcement of interim results

2. Documents filed with Registrar of Companies for Scotland

   Returns of allotments of shares (Forms 88(2))
   Consolidated financial statements for the year ended 31 December 2004

Regulatory Announcement




Free annual report



Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Interim Results
Released	07:00 05-Jul-05
Number	4743O

RNS Number:4743O
Wolfson Microelectronics PLC
05 July 2005

Wolfson Microelectronics plc

Notification of Interim Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's results for the six months ended 30 June 2005 on Wednesday, 27 July 2005.

David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer will be hosting a presentation on the day at 0900 to analysts at Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com.

Enquiries:
Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	14:31 14-Jun-05
Number	5536N

RNS Number:5536N
Wolfson Microelectronics PLC
14 June 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
14th June 2005

Section 198 Notification

The Company was notified on 13th June 2005 by Morgan Stanley Securities Limited ("MSSL"), pursuant to section 198 Companies Act 1985, that, as of 9th June 2005, its interest in the Company was 3,996,470 ordinary shares, representing approximately 3.61% of the issued share capital of the Company.

The Company was further notified on 13th June 2005 that MSSL has transferred from time to time 2,500,000 ordinary shares in the Company to third parties on terms which give MSSL the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 2,500,000 ordinary shares, representing approximately 2.26% of the issued share capital of the Company, is pursuant to section 208(5) of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:22 20-Jun-05
Number	8013N

RNS Number:8013N
Wolfson Microelectronics PLC
20 June 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
20th June 2005

Section 198 Notification

The Company was notified on 20th June 2005 by Morgan Stanley Securities Limited ("MSSL"), pursuant to section 198 Companies Act 1985, that on 16th June 2005, MSSL disposed of an interest in the Company's ordinary shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the Company's ordinary shares in accordance with section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	14:37 28-Jun-05
Number	1605O

RNS Number:1605O
Wolfson Microelectronics PLC
28 June 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
28 June 2005

Section 198 Notification

The Company was notified on 28 June 2005 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 15,820,703 ordinary shares in the Company ("Shares"), representing 14.29% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	777,506
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FISL	4,602,227
Brown Bros Harrimn & Co	FMRCO	1,500,000
JP Morgan Chase Bank	FMRCO	20,000
Mellon Bank N.A.	FMRCO	685,250
Bank of New York Brussels	FPM	787,400
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	71,400
Clydesdale Bank plc	FPM	87,700
HSBC Bank plc	FPM	479,200
JP Morgan, Bournemouth	FPM	1,505,800
Mellon Bank	FPM	368,700
Midland Securities Services	FPM	77,700
Northern Trust London	FPM	2,438,631
State Str Bk and Tr Co Ldn	FPM	2,075,189
Total Ordinary Shares		15,820,703

END

Close


wolfson®
microelectronics


2005 JUL 11 P 2:

Westfield House
26 Westfield Road
Edinburgh EH11 2OB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

30 June 2005

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Dear Sir

Company Number SC089839 - Wolfson Microelectronics plc
Form 88(2)

I enclose a Form 88(2).

Yours sincerely

Fiona Murdoch
Company Secretary

Enc:


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	85,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	20 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: TIM LU	Class of shares allotted	Number allotted
Address: 2F, No. 39, ALLEY 20, LANE 407, SEC. 2, TIDING BOULEVARD, NEHU DISTRICT 114, TAIPEI, TAIWAN	ORDINARY	75,000
UK Postcode:		
Name: TOM LAIRD	Class of shares allotted	Number allotted
Address: 49 HOUSTON GARDENS UPHALL, WEST LOTHIAN	ORDINARY	10,000
UK Postcode: EH52 5SH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Fiona K Murdoch **Date** 30/6/05

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FIONA MURDOCH, WESTFIELD HOUSE, 26 WESTFIELD RD, EDINBURGH EH11 2QB

Tel 0131 272 7000

DX number DX exchange



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

24 June 2005

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Dear Sir

Company Number SC089839 - Wolfson Microelectronics plc
Form 88(2)

I enclose a Form 88(2).

Yours sincerely

Fiona Murdoch
Company Secretary

Enc:


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	06	2005	24	06	2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	25,000	13,000	20,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	15 PENCE	19 PENCE	20 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 089839

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	06	2005	24	06	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	29 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: AUDREY LYNCH Address: 227 CUIKEN TERRACE, PENICUIK, MIDLOTHIAN UK Postcode EH26 9AR	ORDINARY	50,000
Name: GRAEME NUNN Address: FLAT 2F2, 18 PANMURE PLACE, EDINBURGH UK Postcode EH3 9JJ	ORDINARY	10,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24th June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FIONA MURDOCH, WESTFIELD HOUSE, 26 WESTFIELD RD,
EDINBURGH EH11 2QB
Tel 0131 272 7000
DX number DX exchange



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

20 June 2005

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Dear Sir

Company Number SC089839 - Wolfson Microelectronics plc
Form 88(2)

I enclose a Form 88(2).

Yours sincerely

Fiona Murdoch
Company Secretary

Enc:


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 20 Month 06 Year 2005	To: Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	20 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ANDREW MARK TERRY	Class of shares allotted	Number allotted
Address: 38/5 THIRLESTANE ROAD, EDINBURGH	ORDINARY	10,000
UK Postcode EH9 1AW		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Fiona K Murdoch **Date** 20th June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange